Peak Announces Non-Brokered Private Placement, Consolidation of Shares, and Trading on the OTCQB Venture Market

Montreal, Quebec--(Newsfile Corp. - July 15, 2020) - Peak Positioning Technologies Inc. (CSE: PKK)

(OTCQB: PKKFF) ("Peak" or the "Company") today announced that it intends to complete a non-brokered private placement of up to 100,000,000 units ("Units") for gross proceeds of $2,000,000 ("Offering"). Each Unit will be priced at $0.02 and be composed of one common share and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to acquire one common share at a price of $0.025 for a period of 24 months following the closing date.

The common shares issued in connection with the private placement are subject to a hold period of four months and one day after the closing date. The proceeds of the Offering will be used for working capital purposes and to help fuel the Company's expansion plan.

Stock Consolidation

Peak also announced that it will be consolidating all of the issued and outstanding common shares of the Company ("Common Shares") on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the "Consolidation").

The Company's board of directors has set July 29, 2020 as the effective date of the Consolidation. The Company's name and trading symbol will remain unchanged.

The total number of Common Shares issued and outstanding after the closing of the proposed private placement (if fully subscribed) and the Consolidation will be 85,864,214. No fractional shares will be issued. Any fractional interest in Common Shares that is less than 0.5 of a Common Share resulting from the Consolidation will be rounded down to the nearest whole Common Share, and any fractional interest in Common Shares that is 0.5 or greater of a Common Share will be rounded up to the nearest whole Common Share.

OTCQB Listing

Lastly, Peak is pleased to announce that the common shares of the Company will officially begin trading on the OTCQB Venture Market in the US today, under the symbol "PKKFF". The Company's common shares will continue to trade under the symbol "PKK" on the Canadian Securities Exchange.

Peak decided to inter-list its common shares on the OTCQB Venture Market to provide efficient access to U.S. investors, continue to build shareholder value, enhance liquidity and facilitate a fair valuation of its securities going forward. Through trading on OTCQB, companies can engage a far greater network of U.S. investor, data distributors and media partners, ensuring U.S. investors have access to the same high-quality information that is available to investors in Canada, but through U.S. platforms and portals used to conduct research.

The corporate and securities law firm of Galanopoulos & Company acts as the Company's OTC Markets Sponsor.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.:
501 investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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